UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 333-274944

Pheton Holdings Ltd

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 306, NET Building,

Hong Jun Ying South Road, Chaoyang District,

Beijing, China
(Address of principal executive offices)

Jianfei Zhang

Telephone: (86) 010-8481-7665

Email: zhangjianfei@ftzy.com.cn

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares	PTHL	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or stock as of the close of the period covered by the annual report.

An aggregate of 4,332,000 Class A ordinary shares, par value $0.0001 per share, and 7,668,000 Class B ordinary shares, par value $0.0001 per share, as of the date of this annual report.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

On March 29, 2024, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-274944) (“Form F-1 Registration Statement”) of Pheton Holdings Ltd, a company incorporated in the Cayman Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective, then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement did not contain the certified financial statements of Pheton Holdings Ltd for the fiscal year ended December 31, 2023; therefore, as required by Rule 15d-2, Pheton Holdings Ltd is hereby filing its certified financial statements with the SEC under cover of the facing page of an annual report on Form 20-F.

1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pheton Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pheton Holdings Ltd (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of income(loss) and comprehensive income(loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

New York, New York

May 2, 2024

PHETON HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2023
ASSETS
Current assets
Cash	$72,288	$217,885
Restricted cash	—	9,565
Accounts receivable, net	448,070	206,329
Inventories	152,788	52,263
Prepayments and other current assets	45,659	46,426
Total Current Assets	718,805	532,468
Non-current assets:
Operating lease right-of-use assets	217,928	156,130
Property and equipment, net	—	58,885
Deferred tax assets	2,940	22,124
Deferred offering cost	445,921	832,561
Other non-current assets	16,140	14,468
Total Non-current assets	$682,929	$1,084,168
Total Assets	$1,401,734	$1,616,636
LIABILITIES AND EQUITY
Currents Liabilities:
Accounts payable	$11,171	$18,000
Contract liabilities	132,656	28,668
Due to related parties	385,341	992,027
Accrued expenses and other current liabilities	97,918	115,851
Operating lease liabilities, current	53,315	50,825
Total Current Liabilities	680,401	1,205,371
Non-current Liabilities
Operating lease liabilities, non-current	165,011	104,993
Total Non-current Liabilities	$165,011	$104,993
Total Liabilities	$845,412	$1,310,364
Commitments and contingencies (Note 11)
SHAREHOLDERS’ EQUITY
*Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 4,332,000 shares issued and outstanding as of December 31, 2022 and 2023	433	433
*Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 7,668,000 shares issued and outstanding as of December 31, 2022 and 2023	767	767
Additional paid-in capital	119,586	120,714
Statutory reserves	89,685	89,685
Retained earnings	378,954	137,737
Accumulated other comprehensive loss	(33,103)	(43,064)
Total Shareholders’ equity	$556,322	$306,272
Total Liabilities and Shareholders’ Equity	$1,401,734	$1,616,636

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

PHETON HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023
Revenues	$702,776	$679,777	$628,591
Cost of revenues	(112,033)	(121,627)	(157,763)
Gross profit	590,743	558,150	470,828
Operating expenses
Selling and marketing	(205,272)	(294,856)	(268,135)
General and administrative	(166,165)	(162,056)	(424,899)
Research and development	(81,220)	(73,717)	(84,474)
Total operating expenses	$(452,657)	$(530,629)	$(777,508)
Income (loss) from operations	138,086	27,521	(306,680)
Other Income, net
Government subsidy	69,454	47,008	48,168
Other income (expense), net	(4,010)	(3,502)	(1,996)
Total Other income, net	65,444	43,506	46,172
Income (loss) before income taxes	203,530	71,027	(260,508)
Income tax (expense)/benefit	(11,068)	12,953	19,291
Net income (loss)	192,462	83,980	(241,217)
Foreign currency translation adjustments, net of nil tax	19,743	(83,556)	(9,961)
Total comprehensive income (loss)	$212,205	$424	$(251,178)
*Weighted average number of ordinary shares used in per share	12,000,000	12,000,000	12,000,000
calculation:
Net income (loss) per ordinary share – Basic and diluted	0.016	0.007	(0.02)

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

PHETON HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	*Shares	Amount	*Shares	Amount	capital	reserves	earnings	income/(loss)	equity
Balance at January 1, 2021 (Unaudited)	4,332,000	$433	7,668,000	$767	$119,586	$62,041	$528,600	$30,710	$742,137
Net income	—	—	—	—	—	—	192,462	—	192,462
Appropriation to statutory reserve	—	—	—	—	—	19,246	(19,246)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	19,743	19,743
Balance at December 31, 2021	4,332,000	$433	7,668,000	$767	$119,586	$81,287	$701,816	$50,453	$954,342
Net income	—	—	—	—	—	—	83,980	—	83,980
Appropriation to statutory reserve	—	—	—	—	—	8,398	(8,398)	—	—
Dividend paid	—	—	—	—	—	—	(398,444)	—	(398,444)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(83,556)	(83,556)
Balance at December 31, 2022	4,332,000	$433	7,668,000	$767	$119,586	$89,685	$378,954	$(33,103)	$556,322
Capital contribution	—	—	—	—	1,128	—	—	—	1,128
Net loss	—	—	—	—	—	—	(241,217)	—	(241,217)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(9,961)	(9,961)
Balance at December 31, 2023	4,332,000	$433	7,668,000	$767	$120,714	$89,685	$137,737	$(43,064)	$306,272

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023

PHETON HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023
Cash flows from operating activities:
Net income (loss)	$192,462	$83,980	$(241,217)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation of property and equipment	—	—	5,333
Amortization of right-of-use assets	65,952	54,084	57,801
Provision for doubtful accounts	8,859	15,520	21,517
Deferred income tax	(255)	(2,090)	(19,291)
Changes in operating assets and liabilities:
Accounts receivable	106,094	(281,406)	212,311
Inventories	14,297	(63,942)	33,499
Prepayments and other current assets	(14,423)	(23,722)	(2,937)
Other non-current assets	—	—	1,369
Accounts payable	(10,212)	(11,587)	7,061
Accrued expenses and other current liabilities	(62,708)	37,986	19,851
Due to related parties	(127,045)	—	—
Contract liabilities	—	137,335	(101,732)
Income tax payable	(27,670)	(10,863)	—
Operating lease liabilities	(64,586)	(51,447)	(57,201)
Net cash provided by (used in) operating activities	80,765	(116,152)	(63,636)
Cash flows from financing activities:
Capital contribution	—	—	1,128
Repayments of due from related parties	46,480	570,486	—
Advances from related parties	—	513,393	754,061
Advances to related parties	(119,298)	(53,487)	—
Repayments of due to related parties	—	(114,459)	(138,400)
Deferred offering costs	—	(439,354)	(396,197)
Dividend paid to shareholders	—	(398,444)	—
Net cash (used in) provided by financing activities	(72,818)	78,135	220,592
Effects of exchange rate changes on cash	3,040	(26,445)	(1,794)
Net increase (decrease) in cash	10,987	(64,462)	155,162
Cash and restricted cash at beginning of the year	125,763	136,750	72,288
Cash and restricted cash at end of the year	$136,750	$72,288	$227,450
Cash at end of the year	136,750	72,288	217,885
Restricted cash at end of the year	—	—	9,565
Total cash and restricted cash at end of the year	136,750	72,288	227,450
Supplemental cash flow information:
Cash paid for income taxes	$38,993	$—	$—
Supplemental disclosure of noncash information:
ROU assets obtained in exchange for new operating lease liabilities	$307,485	$—	$—
Property and equipment converted from inventory	—	—	64,204

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATIONAL AND BASIS OF PRESENTATION

Pheton Holdings Ltd (the “Company” or “Pheton”) was established under the laws of the Cayman Islands on November 2, 2022. The Company has no substantive operations other than holding all of the shares of Pheton BVI Ltd (“Pheton BVI”), which entity was established under the laws of the British Virgin Islands on November 22, 2022.

Pheton BVI is a holding Company holding all of the equity of Pheton (HK) Limited (“Pheton HK”), which was established under the laws of Hong Kong on December 14, 2022.

Pheton HK is a holding company holding all of the equity of Beijing Jinruixi Medical Technology Co., Ltd (“Jinruixi”), which was established under the laws of the People’s Republic of China on March 15, 2023.

Jinruixi acquired the entire equity interests in Beijing Feitian Zhaoye Technology Co., Ltd. (“Beijing Feitian”), which was established under the laws of the People’s Republic of China in 1998, is a healthcare solution provider dedicated to the development and commercialization of treatment software used for brachytherapy.

On March 27, 2023, Pheton completed a reorganization of entities under the common control of its then-existing shareholders, who collectively owned all of the equity interests of Pheton prior to the reorganization. Pheton, Pheton BVI, Pheton HK and Jinruixi were established as the holding companies of Beijing Feitian. All of these entities are under common control which results in the consolidation of Beijing Feitian which has been accounted as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Pheton. The shares and per-share information are presented on a retroactive basis to reflect the re-denomination and nominal issuance of shares effected on March 23, 2023.

Subsidiaries	Date of incorporation	Place of incorporation	Ownership	Principle activities
Pheton (BVI) Ltd	November 22, 2022	British Virgin Islands	100% owned by Pheton	Investment holding
Pheton (HK) Limited	December 14, 2022	Hong Kong	100% owned by Pheton BVI	Investment holding
Beijing Jinruixi Medical Technology Co., Ltd	March 15, 2023	Mainland China	100% owned by Pheton HK	Investment holding
Beijing Feitian Zhaoye Technology Co., Ltd.	December 17, 1998	Mainland China	100% owned by Jinruixi	Healthcare solution

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove a majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the recoverability of the carrying amounts of right-of-use assets, the assessment of the allowance for doubtful accounts, the realizability of deferred income tax assets, uncertain tax position, revenue recognition, cost of assurance-type warranty and accrual of contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

The Company is required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Liquidity

For the years ended December 31, 2021 and 2022, the Company has generated net income of approximately $192,462 and $83,980, respectively. For the year ended December 31, 2023, the Company has generated a net loss of approximately $241,217. As of December 31, 2022, the Company’s working capital was $38,404. As of December 31, 2023, the Company’s consolidated current liabilities exceeded its consolidated current assets by $672,903.

In assessing the liquidity, as of December 31, 2023, our working capital deficit amounted to $672,903. As of December 31, 2023, our current liabilities primarily consisted of $985,043 due to Mr. Jianfei Zhang, which was used as the payment for offering expenses. Excluding amounts due to Mr. Jianfei Zhang, our working capital amounted to $312,140.

Additionally, Mr. Jianfei Zhang offered a revolving credit facility of up to $1,000,000, or an equivalent amount in relevant currency, to the Company for additional working capital support to cover the costs and expenses in connection with its initial public offering in total. The credit facility is interest-free and unsecured. The unutilized credit facility amount totaled $14,957 as of December 31, 2023. In addition, the net proceeds anticipated to be received from our initial public offering in the second fiscal quarter of 2024 would be available to support our working capital.

Considering the above effects, the management concluded that the Company’s available cash and working capital would be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these consolidated financial statements. Accordingly, management continues to prepare the Company’s consolidated financial statements on a going concern basis.

Cash

Cash includes cash on hand and demand deposits placed with commercial banks, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Company maintains most of the bank accounts in mainland China.

Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially cash balance in designated bank accounts as security for payment processing. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the term of the security period. Upon maturities of the security period, the bank’s deposits are available for general use by the Company.

Fair value measurements

The Company applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs such as quoted prices for identical instruments in active markets;

●	Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, due from related party, prepaid expenses and other current assets, accounts payable, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount net of allowance for doubtful accounts. Receivables are considered overdue after 90 days. We review accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances after due date. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, customer payment history, customer’s current creditworthiness, and current economic trends. As for the end of fiscal year ended December 31, 2022, the bad debt provision rate is 3% – 5% for less than 1 year, 20% for 1 – 2 years is, and 100% for longer than 2 years.

As for the year ended December 31, 2023, the Company maintains an allowance for doubtful amounts for estimated losses. Starting from January 1, 2023, the Company adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”).” The Company used a modified retrospective approach, and the adoption does not have an impact on our consolidated financial statements. The Company estimates allowances for credit losses using relevant available information from both internal and external sources. In establishing the allowances, management considers historical losses, the financial condition, the accounts receivables aging, the payment patterns and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326, Financial Instruments - Credit Losses. The allowance is based on the current expected credit loss (“CECL”) model, which involves categorizing accounts receivable into age buckets (e.g., less than 1 year, 1 – 2 years and longer than 2 years), assessing the credit loss risk for each category.

Amounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company recognized no written-off amount recognized on accounts receivable for the fiscal years ended December 31, 2022 and 2023.

The Company made provisions for doubtful debts of $8,859, $15,520 and $21,517 for periods ended December 31, 2021, 2022 and 2023, respectively. The primary customers are public hospitals, with whom we had a track record of minimal credit losses in the past. This, along with our assessments of receivable aging, customer creditworthiness, and collection probability, supports our provision for expected credit losses.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost elements of inventories comprise the purchase price of products, and shipping charges to receive products from the suppliers when they are embedded in the purchase price. Cost is determined using the first-in-first-out (FIFO) method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon the assumptions about future demand and market conditions.

Leases

The Company early adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”) on January 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements. The Company elected the package of practical expedients permitted under the transition guidance within ASC 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The most significant impact upon adoption relates to the recognition of new Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office space leases. At the commencement date of a lease, the Company recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain that the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

In addition, the carrying amount of a lease liability is subject to remeasurement in certain circumstances including lease modifications, changes in the lease term, or changes in the in-substance fixed lease payments. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in consolidated statement of income and other comprehensive income if the carrying amount of the right-of-use asset has been reduced to zero.

Deferred offering cost

Pursuant to ASC 340-10-S99-1, costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the initial public offering. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the initial public offering. As of December 31, 2023, the Company had not completed its initial public offering, or IPO. As of December 31, 2022 and 2023, the accumulated deferred offering cost was $445,921 and $832,561, respectively.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2020. Accordingly, the audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company is primarily engaged in the industry of medical instrumental software with required medical instruments such software operates. Our main business during the reporting periods are sales of Particle Implantation Radiotherapy Treatment Planning System (FTTPS), sales of Medical Auxiliary Supplies, and others. No practical expedients were used when adoption ASC 606. Revenue recognition policies for each type of revenue stream are as follows:

Sales of FTTPS:

The Company sells FTTPS with computers, monitors or other medical equipment required by customers’ specific needs. The FTTPS sales contracts are primarily on a fixed price basis, which require the Company to provide core software, a set of hardware as peripherals to operate the software, and related services, including transportation, packaging, installation and training based on customers’ specific needs. The execution timeline of these sales contracts is typically within three months.

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The hardware, software and services are considered as a single performance obligation, because the complete functionality required for brachytherapy is achieved only when these components are used in conjunction with one another. The customers cannot benefit from the hardware, software or services alone, but only upon the integration of software, hardware, installation and training. Typically, installation and training can be completed within two days after delivery. Revenue from sales of FTTPS is recognized at a point in time after the Company transferred control of the Company’s products and provided the services, generally upon the customer’s acceptance of the products and services. Beijing Feitian has not entered into any loss contracts to date.

In certain sales agreements, the Company provides an assurance-type warranty to the customers’ warranty. This type of warranty promises to repair or replace a delivered good or service if it does not perform as expected. Since an assurance-type warranty guarantees the functionality of a product, the warranty is not accounted for as a separate performance obligation, and thus no transaction price is allocated to it. Rather, to account for an assurance-type warranty the vendor should estimate and accrue a warranty liability when the promised products or service is delivered to the customer under ASC 460. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the fiscal years ended December 31, 2021, 2022 and 2023 because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

Sales of Medical Auxiliary Supplies:

The Company sells Medical Auxiliary Supplies to customers for the operation of FTTPS system. The promised goods are considered as a single performance obligation because the sales of Medical Auxiliary Supplies are independent and irrelated to sales of FTTPS. Revenue from sales of Medical Auxiliary Supplies is recognized at the point in time when the goods are delivered and the customer has accepted the delivery.

Others:

Others normally contain sales of FTTPS-related technical advisories or provisions of consulting services. The duration of the services is usually less than three days. The Company recognizes revenue at a point in time when services are completed and received by the customer.

Disaggregated information of revenues by services:

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
Sales of FTTPS	$596,559	$668,680	$609,348
Sales of Medical Auxiliary Supplies	72,599	11,097	19,243
Others	33,618	—	—
Total revenues	$702,776	$679,777	$628,591

Contract balance

The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Payments received from its customers are based on the payment terms established in its contracts. Such payments are initially recorded to contract liabilities and are recognized into revenue as the Company satisfies its performance obligations. As of December 31, 2022 and 2023, the balance of contract liabilities amounted to $132,656 and $28,668, respectively.

During the years ended December 31, 2021, 2022 and 2023, the Company recognized nil, nil and $132,656 revenue that was included in contract liabilities balance on January 1, 2021, 2022 and 2023, respectively. The Company expected to recognize the entire contract liabilities as of December 31, 2023 as revenue in the next 12 months.

Cost of revenue

The cost of revenue consists primarily of finished goods and personnel-related costs for employees responsible for training, advisory, and technical customer support.

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Selling expenses

Selling expenses consist primarily of express fees, staff costs, promotion and advertising expenses, and other daily expenses which are related to the selling and marketing departments. For the fiscal years ended December 31, 2021, 2022 and 2023, advertising expense was nil, $74,725 and $2,128, respectively.

General and administrative expenses

General and administrative expenses consist primarily of operating lease expenses, salary and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources, and expenses associated with the operation of these functions, such as traveling and general expenses, professional service fees and other related expenses.

Research and Development Expenses

Research and development expenses include outsourcing research expenses, salary, employee benefits, and related expenses for product development.

Income tax and deferred income taxation

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred.

The Company’s operating subsidiary in the PRC is subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 (approximately $14,085). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

No significant penalties or interest relating to income taxes have been incurred for the fiscal years ended December 31, 2021, 2022 and 2023.

Value added tax (“VAT”)

The Company sells goods and renders services within the region of mainland China, and such business activities are subject to Value Added Tax (“VAT”) at 13% on sales and 6% on services. Output VAT on sales are collected from customers as a direct tax included in the contract considerations, and are later submitted to the tax authorities at a net amount after deducting input VAT we paid to suppliers on materials and services we purchased. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in mainland China remain subject to examination by the tax authorities for five years from the date of filing.

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income (loss) is reported in the consolidated statements of income (loss) and comprehensive income (loss). Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings (loss) per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2021, 2022 and 2023, there were no dilution impacts.

Foreign currency translation and transactions

The reporting currency of the Company is U.S. dollars (“$”) and the accompanying consolidated financial statements have been expressed in U.S. dollars. The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using the Chinese Yuan (“RMB”), the local currency, as the functional currency. The Company’s consolidated financial statements has been translated into the reporting currency U.S. dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders equity. Gains and losses from foreign currency transactions and balances are included in the results of operations.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	December 31, 2021	December 31, 2022	December 31, 2023
Year-end spot rate	$1 = RMB 6.3726	$1 = RMB 6.8972	$1 = RMB 7.0999
Average rate	$1 = RMB 6.4508	$1 = RMB 6.7290	$1 = RMB 7.0809

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Employee benefit expenses

Full-time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salary. The Company has no legal obligation for the benefits beyond the contributions. The Company recognized expenses for employee benefits of $23,097, $24,934 and $38,342, for the fiscal years ended December 31, 2021, 2022 and 2023, respectively.

Statutory reserves

The Company is required to allocate at least 10% of its after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company’s CODM reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. The Company operates and manages its business as a single segment. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Company has only one operating segment and one reportable segment. No geographical segments are presented as substantially all of the Company’s long-lived assets are located in China.

Certain Risks and Concentration

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to the concentration of credit risks consist primarily of cash. The Company places its cash in good credit quality financial institutions in the PRC. The concentration of credit risks with respect to accounts receivable is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is an RMB 500,000 ($70,424) deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not covered by FSD were $56,759, nil and $140,674 as of December 31, 2021, 2022 and 2023, respectively.

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note1, this may not be indicative of future results.

Major Customers

For the fiscal year ended December 31, 2023, the Company’s top three customers accounted for approximately 13%, 11% and 11% of total revenues, respectively. For the fiscal year ended December 31, 2022, the Company’s top three customers accounted for approximately 29%, 24% and 10% of total revenues, respectively. For the fiscal year ended December 31, 2021, the Company did not have significant customers accounting for more than 10% of total revenue.

As of December 31, 2023, the balance due from the top three customers accounted for approximately 28%, 16% and 13% of the Company’s total accounts receivable, respectively. As of December 31, 2022, the balance due from the top two customers accounted for approximately 47% and 38% of the Company’s total accounts receivable, respectively.

Major Suppliers

For the fiscal year ended December 31, 2023, three major suppliers accounted for approximately 32%, 20% and 11% of the total purchases, respectively. For the fiscal year ended December 31, 2022, three major suppliers accounted for approximately 25%, 16% and 13% of the total purchases, respectively. For the fiscal year ended December 31, 2021, two major suppliers accounted for approximately 40% and 16% of the total purchases, respectively.

As of December 31, 2023, one supplier accounted for the balance of all accounts payable. As of December 31, 2022, one supplier accounted for the balance of all accounts payable.

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326). The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecast information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after September 15, 2019 for issuers and September 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after September 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief. This ASU adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The ASUs should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after September 15, 2022 and interim periods therein. From January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments — Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology, and the adoption did not have a material impact on the Company’s consolidated financial statements.

In September 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after September 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after September 15, 2022, and interim periods within fiscal years beginning after September 15, 2023. Early adoption of the amendments is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

The ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively to all periods presented in the financial statements unless it is impracticable to do so. The adoption of ASU 2023-07 is not expected to materially impact the Company’s consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	December 31, 2022	December 31, 2023
Accounts Receivable(i)	$498,920	$277,670
Allowance for doubtful accounts	(50,850)	(71,341)
Accounts receivable, net	$448,070	$206,329

(i)	All accounts receivables are mainly from sales of FTTPS.

The movement of allowance for doubtful accounts is as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2023
Balance at beginning of the year	$(38,593)	$(50,850)
Provision	(15,520)	(21,517)
Exchange rate effect	3,263	1,026
Balance at end of the year	$(50,850)	$(71,341)

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

4. PREPAYMENT AND OTHER ASSETS

The prepayments, other current assets and non-current assets, consisted of the following:

	As of
	December 31, 2022	December 31, 2023
Current:
Recoverable value-added taxes(a)	$27,017	$28,131
Prepayment	15,037	11,715
Others	3,605	6,580
Prepayments and other current assets	$45,659	$46,426
Non-current:
Deferred offering cost	445,921	832,561
Deposits(b)	16,140	14,468
Non-current assets	$462,061	$847,029

(a)	Recoverable value-added taxes represent the balances that the Company can utilize to deduct its value-added tax liabilities within the next 12 months.
(b)	Deposit mainly represents the refundable deposits to the lessors for the leased office space.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	December 31, 2022	December 31, 2023
Salary and welfare payables	$32,996	$37,818
Deposits from customers	18,666	29,578
Other tax payable	1,826	27,296
Others	44,430	21,159
Total	$97,918	$115,851

6. LEASES

Operating leases as lessee

The Company’s leasing activities primarily consist of one operating lease for offices. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

For the fiscal years ended December 31, 2021, 2022 and 2023, the Company incurred operating lease expenses of $70,002, $65,715 and $58,471, respectively. The operating lease expenses were charged to general and administrative expense.

A summary of supplemental information related to operating leases as of December 31, 2022 and 2023 are as follows:

	As of
	December 31, 2022	December 31, 2023
Operating lease right-of-use assets, net	$217,928	$156,130
Operating Lease liabilities, current	53,315	50,825
Operating Lease liabilities, non-current	165,011	104,993
Total operating lease liabilities	$218,326	$155,818
Remaining lease terms	3.75 years	2.75 years
Discount rate	4.75%	4.75%

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

6. LEASES (cont.)

Cash flow information related to operating leases consists of the following:

	As of
	December 31, 2021	December 31, 2022	December 31, 2023
Cash paid for amounts in the measurement of lease liabilities	$64,586	$51,447	$57,201
Right-of-use assets obtained in exchange for new lease liabilities	$307,485	$—	$—

The following table summarizes the maturity of operating lease liabilities as of December 31, 2023:

As of December 31, 2023
FY2024	$56,936
FY2025	62,396
FY2026	46,797
Total lease payment	166,129
Less: imputed interest	10,311
Total lease liabilities	$155,818

7. INCOME TAX EXPENSE

Corporation Income Tax (“CIT”)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Company’s subsidiary incorporated in BVI is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the BVI company to its respective shareholder, no BVI withholding tax will be imposed.

Hong Kong, PRC

Under the current Hong Kong Inland Revenue Ordinance, a two-tier corporate income tax system was implemented in Hong Kong, which is 8.25% for the first HK$2.0 million taxable income, and 16.5% for the subsequent taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. The Company did not make any provision for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

Mainland, PRC

The Company’s subsidiary, Beijing Feitian, was incorporated in the PRC and is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

7. INCOME TAX EXPENSE (cont.)

According to Caishui [2019] No.13, Caishui [2021] No.12, small and low-profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (i) annual taxable income of no more than RMB 3 million (approximately $422,541), (ii) no more than 300 employees, and (iii) total assets of no more than RMB 50 million (approximately $7,042,353). According to Caishui [2021] No.8, which became effective on January 1, 2021 and until December 31, 2022, small, low-profit enterprises whose annual taxable income is no more than RMB 1 million (approximately $140,847) are subject to the preferential income tax rate 2.5% (only 12.5% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to Caishui [2021] No.8, which became effective on January 1, 2021 and until December 31, 2021, small, low-profit enterprises whose annual taxable income exceed RMB 1 million (approximately $140,847) but no more than RMB 3 million (approximately $422,541) are subject to the preferential income tax rate of 10% (only 50% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to Caishui [2022] No.13, which became effective on January 1, 2022 and until December 31, 2024, small, low-profit enterprises whose annual taxable income exceed RMB 1 million (approximately $140,847) but no more than RMB 3 million (approximately $422,541) are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

In accordance with the announcement of the Ministry of Finance and the State Taxation Administration [2023] No.6, which was effective from January 1, 2023 to December 31, 2024, the preferential tax rate became 5% on taxable income below RMB1 million (US$140,847). According to the announcement of the Ministry of Finance and the State Taxation Administration [2023] No.12, which became effective on August 2, 2023 and until December 31, 2027, small, low-profit enterprises are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

Our loss for the financial year 2023 is $260,508 (RMB 1,831,134). We are one of the small and micro-profit companies as defined, and thus are eligible for the above beneficiary tax rate at 5% for the taxable profit of no more than RMB3 million (approximately $422,541) for fiscal year 2023.

The following table presents the provision for income taxes from continuing operations:

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
Income tax expense:
Current income tax expense	$11,323	$(10,863)	$—
Deferred income tax benefit	(255)	(2,090)	(19,291)
Total	$11,068	$(12,953)	$(19,291)

1)	Current tax

Reconciliation from operating profit to current income tax expenses:

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
Profit/(loss) before income tax	$203,530	$71,027	$(260,508)
PRC statutory income tax rate	25%	25%	25%
Income tax expense/(benefit) computed at the PRC statutory tax rate	50,882	17,757	(65,127)
Tax benefit from return-to-provision adjustment	—	(10,863)	—
Effect of preferential tax rate	(42,149)	(15,982)	52,102
Additional deduction for R&D expenses	—	(4,128)	(3,634)
Non-deductible expenses	1,568	263	164
Impact of changes in tax rates	767	—	(2,796)
Income tax expense/(benefit)	$11,068	$(12,953)	$(19,291)
Effective tax rates	5.44%	(18.24)%	7.41%

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

7. INCOME TAX EXPENSE (cont.)

2) Deferred tax

Components of deferred tax assets and liabilities were as follows:

	As of
	December 31, 2022	December 31, 2023
Deferred tax assets:
Allowance for doubtful accounts	$1,271	$3,567
Operating lease liabilities	5,458	7,791
Net operating loss carried forward	1,659	18,572
Balance at the end of the year	8,388	29,930
Deferred tax liabilities:
Operating lease right-of-use assets	(5,448)	(7,806)
Balance at the end of the year	(5,448)	(7,806)
Deferred tax assets, net	$2,940	$22,124

According to PRC tax regulations, the PRC net operating loss can generally be carried forward for a maximum of five years from the year following the year in which the loss was incurred. As of December 31, 2023, the Company had net operating losses of $372,444 in total, which include $65,271 remaining from 2021 and $307,174 from 2023. These can be used to offset future taxable income. These net losses of $65,271 and $307,174 are set to expire by 2027 and 2029, respectively, if they remain unused.

The Company evaluates each uncertain tax position, including the potential application of interest and penalties, based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits. The Company does not anticipate significant changes in its uncertain tax benefits position over the next twelve months.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, and the duration of statutory carry-forward periods. The Company has not established any valuation allowances for deferred tax assets as the Company determined it was more likely than not that the deferred tax assets would be realized before expiration.

8. RELATED PARTY AND TRANSACTION AND BALANCES WITH RELATED PARTIES

The table below shows the major related parties and their relationships with the Company as of December 31, 2021, 2022 and 2023:

Name of related parties	Relationship with the Company
Mr. Jianfei Zhang	Controlling shareholder and CEO of the Company
Beijing Erhua Technology Co., LTD	An entity under the control of Mr. Jianfei Zhang
Beijing Zhongshi Cuican Culture Development Co., LTD	An entity under the control of Mr. Jianfei Zhang
Xizang Huasheng Intelligent IOT Industrial Development Co., LTD	An entity under the control of Mr. Jianfei Zhang
Beijing Xuantong Zhenghe Technology Co., LTD	An entity under the control of Mr. Jianfei Zhang
Beijing Zhibo International Culture Media Co., LTD	Mr. Jianfei Zhang is the shareholder of the entity
Qomolangma Shengquan (Beijing) Trading Co., LTD	Mr. Jianfei Zhang is the shareholder of the entity
Juesheng (Beijing) Enterprise Management Consulting Co., LTD	Mr. Jianfei Zhang is the shareholder of the entity
Jinxu (Hainan) Investment Partnership (Limited Partnership)	The entity is the shareholder of the Company

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

8. RELATED PARTY AND TRANSACTION AND BALANCES WITH RELATED PARTIES (cont.)

Balances with related parties

As of December 31, 2022 and 2023, the balances with related parties were as follows:

	As of
Due to related parties	December 31, 2022	December 31, 2023
Mr. Jianfei Zhang(a)	$385,341	$985,043
Jinxu (Hainan) Investment Partnership (Limited Partnership) (a)	—	6,984

(a)	The balance represents the advance funds from related parties for daily operational purposes. The funds are interest-free, unsecured and repayable on demand.

9. SHAREHOLDER’S EQUITY

Ordinary shares

The Company’s authorized share capital is $50,000, divided into 500,000,000 ordinary shares consisting of 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, par value $0.0001 per share. On March 23, 2023, the Company had 4,332,000 Class A ordinary shares and 7,668,000 Class B ordinary shares, issued and outstanding, respectively. Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights, except each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. The Class A ordinary shares are not convertible into shares of any other class. Upon any direct or indirect sale, transfer, assignment or disposition, the Class B ordinary shares will be automatically and immediately convertible into Class A ordinary shares on a one-to-one basis.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws amounted to approximately $89,685 and $89,685 as of December 31, 2022 and 2023, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Beijing Feitian only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Beijing Feitian. The Company is required to set aside at least

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

9. SHAREHOLDER’S EQUITY (cont.)

10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of December 31, 2022 and 2023, the Company had net assets restricted in the aggregate, which include additional paid-in capital and statutory reserve of the Company’s PRC subsidiary that are included in the Company’s consolidated net assets, of approximately $210,471 and $211,599, respectively.

10. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per ordinary share for the fiscal years ended December 31, 2021, 2022 and 2023, respectively.

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
Numerator:
Net income (loss) attributable to ordinary shareholders	$192,462	$83,980	$(241,217)
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	12,000,000	12,000,000	12,000,000
Net income (loss) per share – basic and diluted	$0.016	$0.007	$(0.020)

11. COMMITMENTS AND CONTINGENCIES

The Company is subject to some legal proceedings in the ordinary course of its business with respect to its commercial relationships, all of which have been settled by the Company. In the opinion of management, such proceedings did not result in a material adverse effect on the Company’s financial condition.

The Company accrues for loss contingencies when it is deemed probable that a loss has been incurred and that loss is estimable. While uncertainty exists, the Company does not believe there are any pending legal proceedings that would have a material impact on the Company’s financial position, cash flows or results of operations.

12. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2023 up through the date of the issuance of these consolidated financial statements. The Company concluded that no material subsequent events have occurred that would require recognition or disclosure in the Company's consolidated financial statements.

13. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Rule 4-08 (e)(3) of Regulation S-X, “General Notes to Financial Statements” and concluded that it was applicable to the Company; and, therefore, the financial statements for the parent company are included herein.

The Company did not pay any dividend to the shareholders for the periods presented. For presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “Income from subsidiary”. Certain information and footnote disclosures are generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

PHETON HOLDINGS LTD.
NOTES TO FINANCIAL STATEMENTS

13. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

CONDENSED BALANCE SHEETS

	December 31, 2022	December 31, 2023
Assets
Current assets
Cash	—	2,324
Prepayments and other current assets	—	3,123
Total current Assets	—	5,447
Non-current assets
Investment in subsidiary	$556,322	$307,050
Total Non-current assets	556,322	307,050
Total Assets	$556,322	$312,497
Liabilities and Equity
Current liabilities
Due to related parties	—	6,225
Total Current liabilities	—	6,225
Total Liabilities	$—	$6,225
COMMITMENTS AND CONTINGENCIES
Shareholders’ Equity
*Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 4,332,000 shares issued and outstanding as of December 31, 2022 and 2023	$433	$433
*Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 7,668,000 shares issued and outstanding as of December 31, 2022 and 2023	767	767
Additional paid-in capital	119,586	120,714
Statutory reserves	89,685	89,685
Retained earnings	378,954	137,737
Accumulated other comprehensive loss	(33,103)	(43,064)
Total Shareholders’ equity	$556,322	$306,272
Total Liabilities and Shareholders’ Equity	$556,322	$312,497

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

CONDENSED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
General and administrative expenses	—	—	(100)
Loss from operations	—	—	(100)
Other loss	—	—	(1,806)
Income (loss) from subsidiaries	$192,462	$83,980	$(239,311)
Net income (loss)	192,462	83,980	(241,217)
Foreign currency translation adjustments	19,743	(83,556)	(9,961)
Comprehensive Income (Loss)	$212,205	$424	$(251,178)

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$192,462	$83,980	$(241,217)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Prepaid expenses and other current assets	—	—	(3,123)
Equity (loss) income of subsidiary	(192,462)	(83,980)	239,311
Net cash provided by operating activities	—	—	(5,029)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	—	—	1,128
Advances from related parties	—	—	6,225
Net cash provided by financing activities	—	—	7,353
CHANGES IN CASH
Net increase in cash	—	$—	$2,324
Cash at beginning of the year	—	—	—
Cash at end of the year	$—	$—	$2,324

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pheton Holdings Ltd

	By:	/s/ Jianfei Zhang
Jianfei Zhang
Chief Executive Officer and Chairman of the Board of Directors
(Principal Executive Officer)

Date: May 3, 2024

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EXHIBIT INDEX

Exhibit No.	Description
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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